AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Quarterly Condensed Consolidated Financial Statements June 30, 2008

(With comparative figures as of December 31, 2007 and June 30, 2007)

 (With Review Report of Independent Registered Public Accounting Firm Thereon)

Review Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Axtel, S.A.B. de C.V.:

We have reviewed the accompanying condensed consolidated balance sheet of Axtel, S.A.B. de C.V. and subsidiaries as of June 30, 2008, the related condensed consolidated statements of operations for the three and six-month periods ended June 30, 2008 and 2007, the condensed consolidated statement of cash flows for the six-month period ended June 30, 2008, the condensed consolidated statement of changes in financial position for the six-month period ended June 30, 2007, and the related condensed consolidated changes in stockholders’ equity for the six-month period ended June 30, 2008. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with Mexican Financial Reporting Standards.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheet of Axtel, S.A.B. de C.V. and its subsidiaries as of December 31, 2007 and the related consolidated statements of operations, stockholders’ equity and changes in financial position for the year then ended and in our report dated February 25, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Mexican Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effects of such differences in the results of operations for each of the six-month periods ended June 30, 2008 and 2007, and in the stockholders’ equity as of June 30, 2008 and December 31, 2007 is included in note 15 to the condensed consolidated financial statements.

As described in note 15g, certain information regarding subsidiary guarantors has been corrected.

KPMG Cárdenas Dosal, S.C.

Leandro Castillo Parada

Monterrey, N.L. Mexico

August 7, 2008, except note 15(g)

which is as of January 15, 2009

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2008 and December 31, 2007

(Thousands of Mexican pesos for 2008 figures without inflation effects and  2007 at the constant purchasing power as of December 31, 2007)

Assets		(Unaudited) June 30, 2008	December 31, 2007
Current assets
Cash and cash equivalents	Ps.	983,412	1,573,877
Accounts receivable		1,910,679	1,822,349
Refundable taxes and other accounts receivable		175,259	113,148
Prepaid expenses		46,092	45,657
Inventories		190,614	167,889
Total current assets		3,306,056	3,722,920
Property, systems and equipment, net (note 6)		14,245,081	13,679,871
Long-term accounts receivable		16,099	18,254
Intangible assets (note 7)		939,089	1,058,204
Pre-operating expenses, net		88,031	111,897
Deferred income taxes (note 11)		868,035	936,089
Deferred employee’s profit sharing		13,843	14,180
Investment in shares of associated company		16,249	15,249
Other assets, net (note 8)		326,740	274,013
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	Ps.	2,067,535	1,848,934
Accrued interest		102,376	111,849
Current maturities of long-term debt (note 9)		186,898	160,163
Taxes payable		102,883	132,984
Derivative financial instruments (note 4)		205,877	93,861
Deferred revenue		423,593	583,052
Other accounts payable (note 10)		387,567	397,578

Total current liability		3,476,729	3,328,421
Long-term debt, excluding current maturities (note 9)		7,049,500	7,484,955
Severance, seniority premiums and other post retirement benefits		55,845	57,514
Deferred revenue		174,199	203,226
Other long-term accounts payable		6,768	6,215
Total liability		10,763,041	11,080,331
Stockholders’ equity (note 12):
Common stock		7,562,075	8,870,062
Additional paid-in capital		741,671	741,671
Retained earnings (deficit)		818,838	(949,610)
Cumulative deferred income tax effect		-	132,168
Change in the fair value of derivative instruments		(66,402)	(43,945)
Total stockholders’ equity		9,056,182	8,750,346
Commitments and contingencies (note 13)
Total liabilities and stockholders’ equity	Ps.	19,819,223	19,830,677

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A.B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations

(Thousands of Mexican pesos without inflation effects for 2008 figures and 2007 figures at the constant purchasing power as of December 31, 2007)

		Three-months ended		Six-months ended
		June 30,		June 30,
		(Unaudited)		(Unaudited)
		2008	2007	2008	2007

Telephone services and related revenues	Ps.	2,933,228	3,115,978	5,780,593	6,121,474

Operating costs and expenses:
Cost of sales and services		(1,003,967)	(1,168,300)	(1,985,905)	(2,293,302)
Selling and administrative expenses		(928,731)	(886,438)	(1,840,597)	(1,832,258)
Depreciation and amortization		(723,653)	(693,501)	(1,425,516)	(1,412,768)

		(2,656,351)	(2,748,239)	(5,252,018)	(5,538,328)

Operating income		276,877	367,739	528,575	583,146

Employee’s profit sharing		(2,846)	(1,755)	(5,121)	(1,755)
Deferred employees’ profit sharing		-	-	(336)	-
Other (expenses) income, net		(8,008)	10,412	(14,453)	8,225

Other (expenses) income, net		(10,854)	8,657	(19,910)	6,470

Comprehensive financing result:
Interest expense		(196,642)	(235,914)	(406,810)	(460,058)
Interest income		11,970	32,092	28,758	42,405
Foreign exchange gain (loss), net		215,540	113,254	303,899	(1,029)
Change in the fair value of derivative instruments		18,208	(1,101)	13,389	22,735
Monetary position (loss) gain, net		-	(37,671)	-	33,254

Comprehensive financing result, net		49,076	(129,340)	(60,764)	(362,693)

Income before income taxes and equity in results of associated company		315,099	247,056	447,901	226,923

Income tax		(39,442)	(4,337)	(44,272)	(4,337)
Deferred income tax (note 11)		(36,469)	(69,866)	(76,787)	(64,310)

Total income tax		(75,911)	(74,203)	(121,059)	(68,647)

Equity in results of associated company		676	727	1,000	585

Net income	Ps.	239,864	173,580	327,842	158,861
Weighted average common shares outstanding		8,769,353,223	8,522,810,598	8,769,353,223	8,739,386,716

Basic and diluted earnings per share (pesos)		0.03	0.02	0.04	0.02

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

(Thousands pesos of Mexican pesos)
		Six-months ended June 30,
		(Unaudited)
		2008
Operating activities:
Net income	Ps.	327,842

Income taxes		121,059
Employee’s profit sharing		5,457
Issues related with investing activities:
Depreciation		1,258,599
Amortization		166,917
Gain in sale of property, system and equipment		63
Equity in results of associated company		(1,000)
Issues related with financing activities:
Interest expense		406,810
Amortization of premium on bond issuance		(2,274)
Change in the fair value of derivative instruments		(13,389)

Subtotal		2,270,084

Increase in accounts receivable		(180,814)
Increase in allowance for doubtful accounts		92,484
Increase in inventories		(22,724)
Increase in other accounts receivable		(95,654)
Increase in accounts payable		184,607
Taxes paid		(103,192)
Decrease in deferred income		(188,486)
Decrease in other accounts payable and other liabilities		(10,975)

Net cash flow from operating activities		1,945,330

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,823,421)
Increase in other assets		(12,146)

Net cash flow from investing activities		(1,835,567)

Net cash to apply in financing activities		109,763

Financing activities:
Paid interest		(275,949)
Payment of loans, net		(57,811)
Change in the fair value of derivative instruments		(62,569)

Net cash flow from financing activities		(396,329)

Net decrease in cash		(286,566)

Adjustment to cash flow from changes in foreign exchange		(303,899)

Cash and cash equivalents at beginning of period		1,573,877

Cash and cash equivalents at end of period	Ps.	983,412

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Financial Position

(Thousands of Mexican pesos at constant purchasing power as of  December 31, 2007)

		Six-months ended June 30,
		(Unaudited)
		2007
Operating activities:
Net income	Ps.	158,861
Add charges (deduct credits) to operations not requiring (providing) resources:
Depreciation		1,177,437
Amortization		235,331
Deferred income tax and employee’s profit sharing		64,310
Equity in earnings of associated company		(585)

Resources provided by the operations		1,635,354

Net investment in from operations		(372,957)

Resources provided by operating activities		1,262,397

Financing activities:
Issuance of common stock		192,280
Additional paid-in capital		194,540
Decrease in loans, net		(422,747)
Accrued interest		99,001
Other accounts payable		8,488

Resources provided by financing activities		71,562

Investing activities:
Acquisition and construction of property, systems and equipment, net		(1,238,985)
Change in other assets		(65,789)

Resources used in investing activities		(1,304,774)

Increase in cash and cash equivalents		29,185

Cash and cash equivalents at beginning of period		1,222,145

Cash and cash equivalents at end of period	Ps.	1,251,330

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S. A. B. DE C. V. AND SUBSIDIARIES
Condensed Consolidated Statement of Changes in Stockholders’ Equity

Six-months ended June 30, 2008

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 figures at the constant purchasing power as of  December 31, 2007)

		Common stock	Additional paid-in capital	(Deficit) retained earnings	Cumulative deferred income tax effect	Change in the fair value of derivative instruments	Total stockholders’ equity
Balances as of December 31, 2007	Ps.	8,870,062	741,671	(949,610)	132,168	(43,945)	8,750,346
Effects of the application of FRS D-4		-	-	132,168	(132,168)	-	-
Absorption of accumulated deficit from prior years (note 12)		(1,307,987)	-	1,307,987	-	-	-
Comprehensive income		-	-	328,293	-	(22,457)	305,836
Balances as of June 30, 2008 (Unaudited)	Ps.	7,562,075	741,671	818,838	-	(66,402)	9,056,182

The accompanying notes are an integral part of the condensed consolidated financial statements.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(1)	Basis of presentation

On August 7, 2008, the Administration of the Company authorized the issuance of the accompanying condensed consolidated financial statements and related footnotes.

According to Mexican General Corporation Law and the Company statutes, the stockholders’ have the right to change the financial statements after their issuance. The accompanying financial statements will have to be approved at the next Stockholders’ Meeting.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (FRS).

(2)	Organization, description of business and salient events

Axtel, S.A.B. de C.V. and subsidiaries (the Company or AXTEL) is a Mexican corporation engaged in operating and/or exploiting a public telecommunication network to provide voice, sound, data, text, and image conducting services, and local, national, and international long-distance calls. To provide these services and carry out the Company’s activity, a concession is required (see note 13e).  In June 1996, the Company obtained a concession from the Mexican Federal Government to install, operate and exploit public telecommunication networks for an initial period of thirty years.

AXTEL offers different access technologies, including fixed wireless access, point-to-point, point-to-multipoint radio links, WiMAX, fiber optic and copper technology, which are used depending on the communication needs of the clients.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007. The proportional equity interest participation of existing stockholders did not change as a result of the split. For comparison purposes, the numbers of shares in note 12 have been adjusted for the effects of the split for all periods presented before the split.

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel.

1. As described in note 12, on January 4, 2007 Telecomunicaciones Holding Mx, S. de R.L. de C.V. (“Tel Holding”) subscribed and paid 246,453,963 Series B shares (represented by 35,207,709 CPOs) through the Instituto Nacional de Valores (“INDEVAL”), in relation to the subscription agreement.

(3)	Financial statement presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with Financial Reporting Standards Generally Accepted in Mexico (FRS), which included the recognition of the effects of inflation on the financial information until December 31, 2007, and are expressed in Mexican pesos of constant purchasing power as of December 31, 2007, based on the National Consumer Price Index (NCPI) published by Banco de Mexico for periods included before December 31, 2007. Beginning January 1, 2008 the new FRS B-10 establishes that an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period), so according to this new FRS the Company is not recognizing any effects of inflation in the year 2008.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The following national consumer price indexes (NCPI) were used to recognize the effects of inflation:

	NCPI	Inflation %
December 31, 2007	459.101	3.76
June 30, 2007	444.516	1.03

The accompanying financial statements should be read in conjunction with Axtel’s Annual Audited Financial Statements for the year ended December 31, 2007, as certain information and disclosures normally included in financial statements prepared in accordance with FRS have been condensed or omitted. The Company’s condensed consolidated interim financial statements are unaudited, but in the opinion of management, reflect all necessary adjustments for a fair presentation, which are of a normal recurring nature. Operations results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008.

When reference is made to pesos or “Ps.”, it means Mexican pesos; when reference is made to dollars or U.S. $, it means currency of the United States of America. Except where otherwise is indicated or specific references are made to “U.S. dollar millions”, the amounts in these notes are stated in thousand of constant Mexican pesos.

The U.S. dollar exchange rates as of June 30, 2008 and December 31, 2007 were Ps. 10.28 and Ps. 10.86 respectively. As of August 7, 2008, the exchange rate was approximately Ps. 9.92.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The consolidated condensed financial statements include the assets, liabilities, equity and results on operations of the subsidiaries listed below. The balances and transactions between companies have been eliminated in the preparation of the consolidated financial statements.

The Company owns, directly or indirectly, 100% of the following subsidiaries:

Subsidiary	Main activity

Instalaciones y Contrataciones, S. A. de C. V. (“Icosa”)	Administrative services
Impulsora e Inmobiliaria Regional, S. A. de C. V. (“Inmobiliaria”)	Property management
Servicios Axtel, S. A. de C. V. (“Servicios Axtel”)	Administrative services
Avantel, S. de R.L. de C.V. (“Avantel”)*	Telecommunications services
Avantel Infraestructura S. de R.L. de C.V. (“Avantel Infraestructura”)*	Telecommunications services
Adequip, S.A.	Fiber optic rings leasing
Avantel Recursos, S.A. de C.V. (“Recursos”)	Administrative services
Avantel Servicios, S.A. de C.V. (“Servicios”)	Administrative services
Telecom Network, Inc. (“Telecom”)	Telecommunications services

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

* On June 30, 2005, Avantel Infraestructura and certain subsidiaries as partners, together with Avantel as a representative partner of the Joint Venture, entered into a Joint Venture agreement to permit Avantel provide services and operate Avantel Infraestructura´s public telecommunications network. Under this agreement, Avantel Infraestructura contributed the concessioned network, and the other associates contributed the customer agreements, as well as support and human resources services.

As a result of the above, Avantel Infraestructura entered into an agreement with Avantel to transfer the concession rights granted by the Secretaria de Comunicaciones y Transportes (“SCT”).

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(4)	Derivative instruments and hedging activities

The Company and its subsidiaries are exposed, by their normal business relations, to some financial risks such as interest rate risks and foreign exchange rate risks, principally. To mitigate the exposure to those risks, the Company and its subsidiaries use financial derivative instruments.

By using derivative financial instruments to hedge exposures to foreign exchange rate fluctuations, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit counterparty risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with high-quality foreign financial counterparties.

For financial derivative instruments that are designated as hedging activities, the Company and its subsidiaries formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed and the methodology to measure the ineffectiveness.

The Company and its subsidiaries assess, prospectively and retrospectively, at inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective according to accounting standards. The ineffective portion of the change in fair value of a derivative instrument is recorded in the results as part of the CFR.

Financial derivative instruments designated as hedges

According to the accounting models for hedging activities that are permitted by financial accounting standards, the dimension, risks and estimated impact in the balance sheet or income statement of the following financial derivative instruments are presented below. Contrarily to financial instruments with trading purposes, the derivatives designated as hedges will not generate volatility in the income statement, as long as the instruments are highly effective and continue to meet the financial accounting standards to keep the classification as hedging activities:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Fair value hedge

a)
On March 22, 2007, the Company contracted a CCS (Currency Swap) to cover the risk of exchange rate generated by the syndicated term loan for U.S. $110.2 million in which the Company will receive payments of 3 month Libor plus 150 basis points over U.S. $110.2 million notional and will pay a monthly rate of TIIE 28 days plus 135 basis points over Ps. 1,215,508 notional which includes the amortizations of principal. This transaction is under the fair value hedge accounting model.

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives	Axtel pays	Estimated fair value

February 29, 2012	U.S. $110.23	Ps. 1,216	Libor + 1.5	TIIE +1.35	U.S. $(9.3)

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

For the six months period ended June 30, 2008 the change in the fair value of the hedging activity of the syndicated term loan resulted in an unrealized loss amount of U.S. $6.4 million recognized in the comprehensive financial result, compensates by the change in the fair value of the debt valuated at June 30, 2008 in U.S. $7.6 million.

Cash flow hedge

a)
On March 29, 2004, the Company entered into a derivative a Ps-USD CCS to hedge a portion of its U.S. dollar foreign exchange exposure resulting from the issuance of the U.S. $175 million 11% senior notes, which matures in 2013. Under this CCS transactions, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $113.75 million at an annual U.S. rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,270,019 (nominal value) at annual rate of 12.30%.

b)
Derived from the reopening of the issuance on March 2005 for U.S. $75 million and as a complement of the hedge strategy mentioned above, on June 6, 2005, the Company entered into a new derivative a Ps-USD CCS. The purpose of this agreement was to hedge the remaining portion of its U.S. dollar foreign exchange exposure resulting from the first issuance, and the totality of its U.S. $75 million issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $136.25 million at an annual rate of 11%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 1,480,356 (nominal value) at annual rate of 12.26%.

c)
On February 3, 2007, the Company entered into a new derivative IOS (“Interest Only Swap”). The purpose of this agreement was to hedge the debt service from its new U.S. dollar bond issuance. Under this agreement, Axtel will receive semiannual payments calculated based on the aggregate notional amount of U.S. $275 million at a fixed annual rate of 7.625%, and the Company will make semiannual payments calculated based on the aggregate of Ps. 3,038,750 (nominal value) at a fixed annual rate of 8.54%.

As of June 30, 2008, the CCS information is as follows:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
	Notional amount (USD)	Notional amount (nominal value) (MXP)	Axtel receives (USD)	Axtel pays (MXP)	Estimated fair value

December 15, 2008	U.S. $ 113.75	Ps. 1,270	11.00%	12.30%	U.S.$ (1.2)
December 15, 2008	U.S. $ 136.25	Ps. 1,480	11.00%	12.26%	U.S.$ (1.2)
February 1, 2012	U.S. $ 275.00	Ps. 3,039	7.86%	8.54%	U.S.$ (9.4)

For the six months period ended June 30, 2008, the change in the fair value of these CCS is an unrealized gain amount of U.S. $0.3 million. This gain was recognized within the other comprehensive income section of equity, net of deferred taxes.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Derivatives designated as trading

The Company only enters into financial derivative instrument that it intends to mitigate a forecasted transaction or the unpredictability of cash flows to be received or paid related to a recognized asset or liability.  The Company does not speculate using financial instruments.

However, the Company redeemed 35% of the issuance of U.S. $250 million derived from the issuances of debt of December, 2003 and March, 2005. In the face of this situation and originated by the closing of Swaps described in sections a) and b) from the paragraph “Cash flow hedges”, the Company stayed with an “over-hedge” in these derivatives therefore it decided to cover this excess of hedge with an inverse operation having the volatility of this portion being registered in the CFR. This operation is a CCSS (Currency Swap), in this transaction the Company receives 12.26% over a notional amount of Ps. 950.7 million and pays 11% over the notional amount of U.S. $87.5 million. According to the financial reporting standards this Swap does not comply with the requirements to be registered as a risk hedge, however it is considered as an economic hedge by the Company. The CCS information is as follows:

(Amounts in charts are expressed in million)

	Currencies		Interest Rates
Maturity date	Notional amount (USD)	Notional amount (MXP)	Axtel receives (MXP)	Axtel pays (USD)	Estimated fair value

December 15, 2008	U.S. $ 87.50	Ps. 950.7	12.26%	11.0%	U.S. $0.8

For the six months period ended June 30, 2008 the change in the fair value of this operation resulted in an unrealized loss amount of U.S. $0.3 million recognized in the comprehensive financing result.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Embedded derivatives

The Company has conducted an initiative to identify, analyze and segregate if applicable, those contractual terms and clauses that implicitly or explicitly embed derivatives characteristics within financial or non financial agreements. These instruments are commonly known as embedded derivatives and do follow the same accounting treatment as of those free-standing contractual derivatives. Based on the above, the Company identified and recognized an amount of Ps. 2,925 and Ps. 2,787 from embedded derivatives effects during the six-month periods ended June 30, 2008 and 2007, respectively, in the accounting records.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(5)	Related parties transactions

The main transactions with related parties, during the six-months periods ended June 30, 2008 and 2007 are:

		(Unaudited)	(Unaudited)
		June 30,	June 30,
		2008	2007

Telecommunications service income	Ps.	288,839	288,696
Interest expense		20,043	55,030
Technical advisory and services		14,939	1,051
Lease expense		11,405	12,212
Commissions and administrative services		6,367	13,137
Installations services expense		5,268	3,588
Other		6,728	688

During 2007, Avantel received from Banamex approximately U.S. $39 million in connection to the contract which establishes a prepayment of 13 months of recurring telephony services.

The due from and due to balances with related parties as of June 30, 2008 and December 31, 2007 are as follows:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		(Unaudited) June 30,	December 31,
		2008	2007
Due from:
Operadora de Parques y Servicios, S.A. de C.V.	Ps.	-	1,996

Due to:
Neoris de Mexico, S.A. de C.V.	Ps.	1,648	8,423
Instalaciones y Desconexiones Especializadas, S.A. de C.V.		375	329
GEN Industrial, S.A. de C.V		149	45
Gemini, S.A. de C.V.		98	-
Inversiones DD, S.A. de C.V.		7	-

	Ps.	2,277	8,797

As of June 30, 2008 the Company has debt with Citibank, N.A. and Banamex, S.A. as described in note 9.  Also as described in note 13 (i), Banamex was the issuing bank for the letter of credit.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(6)	Property, systems and equipment

Property, systems and equipment are as follows:

		(Unaudited)
		June 30,	December 31,
		2008	2007	Useful lives
Land	Ps.	162,871	162,100
Building		330,989	330,539	25 years
Computer and electronic equipment		1,926,182	1,849,492	3 years
Transportation equipment		103,912	100,043	4 years
Furniture and fixtures		160,300	149,113	10 years
Network equipment		19,380,602	18,070,984	6 to 28 years
Leasehold improvements		261,079	244,930	5 to 14 years
Construction in progress		1,752,835	1,466,917
Advances to suppliers		112,128	19,646
		24,190,898	22,393,764
Less accumulated depreciation		9,945,817	8,713,893
Property, systems and equipment, net	Ps.	14,245,081	13,679,871

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(7)	Intangible assets

Intangible assets consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007

Telephone concession rights AXTEL	Ps.	1,073,135	1,073,135
Telephone concession rights Avantel		114,336	114,336
Customers list		324,183	324,183
Trade name “Avantel”		186,074	186,074
		1,697,728	1,697,728
Less accumulated amortization		758,639	639,524

Intangible assets, net	Ps.	939,089	1,058,204

Concessions rights of the Company

The Company has either obtained concessions as described below to offer telecommunications services or auctioned the following licenses over the spectrum of frequencies necessary to provide the services:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

On June, 1996 Axtel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years:

•
On September 15, 1995 Avantel obtained a concession to offer local and long distance telephony services, for a period of thirty years. To maintain this concession the Company needs to comply with certain conditions. It can be renewed for another period of thirty years;

•	Two concessions in 929 MHz to offer mobile paging services;

•	50MHz in the 3.4GHz band. The licenses obtained allow nationwide coverage. The investment was Ps. 831,043 for a period of twenty years with an extension option;

•	56 MHz in the 7 GHz band, countrywide coverage, for a point-to-point transport (through the property of 50% of Conectividad Inalámbrica 7GHz, S. de R.L.);

•	60MHz for Point-to-Multi-Point in the 10.5GHz band nationwide. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 160,931 for the Company;

•	120 MHz in three regions in 10.5 GHz band, for point-to-multi-point access (Concession originally granted to Avantel);

•
112MHz for Point-to-Point in the 15GHz band and a 100MHz in the 23GHz band, both with nationwide coverage. The acquisition of these twenty-year concessions, with an extension option, represented an investment of Ps. 81,161 for the Company;

•	56 MHz in the 15 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

•	268 MHz in the 23 GHz band, nationwide coverage, for point-to-point access and transport (Concession originally granted to Avantel);

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

•	112 MHz in the 37 to 38.6 GHz band, in 5 regions, for point-to-point transport (Concession originally granted to Avantel).

Each license of spectrum has a period of life of 20 years and it can be renovated for additional periods of 20 years as long as Axtel complies with all of its obligations, with all conditions imposed by the law and with any other condition that SCT imposes.

The concessions allow the Company to offer the following services:

•	Local telephony service;

•	National long distance telephony service;

•	Selling or leasing of network capacity for the generation, transmission or reception of data, signs, images, voice, sounds and other type of information of any kind;

•	Selling or leasing network capacity from other countries, including the leasing of digital circuits;

•	Value added services

•	Operator services

•	Mobile paging services

•	Data services, video, audio conferences and videoconferences, except to restricted TV, continuous services of music or digital audio services; y

•	Prepaid phone cards or credit phone cards

In November 2006, SCT granted us, as part of the concession of Axtel, a new permission to provide SMS (short messaging system) to our customers.

Intangible assets from the acquisition of Avantel

Derived from the acquisition of Avantel, the Company recorded certain intangibles assets such as: trade name “Avantel”, customer relationships and telephone concession rights, whose value was determined by using independent external expert appraiser in accordance with FRS B-7 and FAS 141.  The trade name and the customer relationships that will be amortized over three to five years using the sum of the years’ digits method, which we believe best reflects the estimated

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

pattern in which the economic benefits of those relationships will be consumed.   The telephone concession right will be amortized over the remaining term of the concession on a straight-line basis.

For the mentioned above intangibles assets we will assess whether any indicators of impairment exist that would trigger a test of any of these definite lived intangible assets, including, but not limited to, a significant decrease in the market price of the asset or cash flows, or a significant change in the extent or manner in which the asset is used. We will also evaluate the remaining useful lives of our definite lived intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization, which would be addressed prospectively. For example, we review certain trends such as customer churn, average revenue per user, revenue, our future plans regarding the network and changes in marketing strategies, among others.

(8)	Other assets

Other assets consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007

Notes issuance costs	Ps.	143,730	143,730
Telmex / Telnor infrastructure costs		68,279	68,279
Long-term prepaid expenses		64,515	-
Deferred financing costs		41,016	41,016
Guarantee deposits		37,076	35,572
WTC concession rights		22,474	22,474
Rights of way		31,160	33,391
Other		86,033	63,805
		494,283	408,267
Less accumulated amortization		167,543	134,254
Other assets, net	Ps.	326,740	274,013

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(9)	Long-term debt

Long-term debt as of June 30, 2008 and December 31, 2007 consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007
U.S. $ 275,000,000 in aggregate principal amount of 7 5/8 % Senior Unsecured Notes due 2017. Interest is payable semi-annually in February 1 and August 1, of each year.	Ps.	2,828,128	2,988,205

U.S. $162,500,000 in aggregate principal amount of 11% Senior Unsecured Notes due 2013. Interest is payable semi-annually in arrears on June 15, and December 15 of each year.		1,671,166	1,765,758

Premium on Senior Notes issuance		25,017	27,291

Unsecured Syndicated Loan with Citibank, N.A., as the administrative agent, and Banamex as the peso agent, with a peso tranche in the aggregate amount of Ps. 1,042.4 and a U.S. dollar tranche in the aggregate amount of U.S. $110.2. The final maturity date is February 2012, with quarterly principal repayments starting February 2010, with an interest rate for the tranche in pesos of TIIE + 150 basis points, and the tranche in U.S. dollar of LIBOR + 150 basis points.		2,175,929	2,240,091

Change in the fair value of syndicated loan		(109,223)	(31,023)

Capacity lease agreement with Teléfonos de Mexico, S.A.B. de C.V. of approximately 800,000 payable monthly and expiring in 2011.		476,577	534,271

Other long-term financing with several credit institutions with interest rates fluctuating between 6.0% and 7.5% for those denominated in dollars and TIIE (Mexican average interbank rate) plus three percentage points for those denominated in pesos.		168,804	120,525

Total long-term debt		7,236,398	7,645,118

Less current maturities		186,898	160,163

Long-term debt, excluding current maturities	Ps.	7,049,500	7,484,955

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Annual installments of long-term debt are as follows:

Year		(Unaudited) Amount

June 2010	Ps.	635,308
June 2011		1,080,762
June 2012		918,343
2013 and thereafter		4,415,087
	Ps.	7,049,500

As of June 30, 2008 and December 31, 2007 long-term debt principal characteristics are as follows:

On February 2, 2007, the Company issued U.S. $275 million of 10-year unsecured senior notes. This issuance matures on February 1, 2017. The interest will be payable semiannually, bearing interest at of 7 5/8 % beginning on August 1, 2007. The proceeds of this issuance were used to prepay the bridge financing related to the December 2006 acquisition of Avantel.

On December 4, 2006, The Company entered into an Unsecured Credit Agreement with Citibank, N.A. as the Administrative Agent and Banamex as the Peso Agent, and it was modified later on February 23, 2007, with a peso tranche in the aggregate amount of Ps. 1,042,362,416 and a U.S. dollar tranche in the aggregate amount of U.S. $110,225,133. The credit agreements bear interest rate at LIBOR + 150 basis points for the tranche in U.S. dollar and TIIE + 150 basis points for the peso tranche. Avantel, S de R.L. de C.V., Avantel Infraestructura, S. de R.L. de C.V. and Adequip, S.A. guarantee this credit agreement.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

On February 22, 2006 the Company redeemed U.S. $87,500,000 aggregate principal amount of its 11% senior notes due 2013, or 35% of the U.S. $250,000,000 original aggregate principal amount of the notes. The redemption was made at a price of 111% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. The premium paid on this transaction was U.S. $9.6 million, which was recorded in the statement of operations as part of the comprehensive financing result.

On October 1, 2006, Avantel Infraestructura, S. de R.L. a subsidiary of Axtel S.A.B. de C.V. from December 4, 2006 entered into a capacity lease agreement with Teléfonos de México, S.A.B. de C.V. for purposes of connecting the installations of Avantel and those of Telmex in certain cities by using dedicated links of data for an amount of approximately Ps. 800,000. The monthly lease payment for this contract is approximately Ps. 15 million. The Company evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL. The Company recorded the lease as a capital lease according to FRS.

Avantel evaluated this lease agreement and determined that the present value of the minimum future payments is substantially equal to the market value of the infrastructure and dedicated equipment. Such market value was determined by an independent expert telecommunications appraiser registered within the COFETEL.  Avantel recorded the lease as a capital lease according to FRS D-5.

On March 13, 2008, Avantel entered into an assignment agreement whit Axtel, S.A.B. de C.V. pursuant to which Avantel assigned the above agreement to the Axtel. As per such assignment, Axtel acquired all of all of the rights and all of the obligations of Avantel under said agreement effective as of April 1, 2008.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Some of the debt agreements that remain outstanding establish certain covenants, the most significant of which refer to limitations on dividend payments and comprehensive insurance on pledged assets. For the year ended December 31, 2007, and as of June 30, 2007, the Company was in compliance with all of its covenants.

(10)	Other accounts payable

As of June 30, 2008 and December 31, 2007, other accounts payable consist of the following:

		(Unaudited)
		June 30,	December 31,
		2008	2007
Guarantee deposits (note 13(a))	Ps.	133,693	141,261
Guarantee deposit (SR Telecom)		78,330	69,631
Interest payable (note 13(a))		74,173	72,430
Labor and contractual reserves		-	3,701
Other		101,371	110,555
Total other accounts payable	Ps.	387,567	397,578

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(11)	Income tax (IT), tax on assets (TA), employee statutory profit sharing (ESPS) and tax loss carryforwards

The parent company and its subsidiaries file their tax returns on a stand-alone basis, and the consolidated financial statements show the aggregate of the amounts determined by each company.

In accordance with the current tax legislation prior to the enactment of the new tax laws in October 2007 described below, companies must pay either the IT or TA, whichever is greater. Both taxes recognize the effects of inflation, in a manner different from financial reporting standards.

On October 1, 2007, new tax laws were published, a number of tax laws were revised, and additionally a presidential decree was issued on November 5, 2007, which was effective on January 1, 2008.  The most important changes are: (i) elimination of the Asset Tax Law and (ii) the introduction of a new tax (Flat Rate Business Tax or IETU), which is based on cash flows and limits certain deductions; additionally, certain tax credits are granted mainly with respect to inventories, salaries taxed for IT purposes and social security contributions, tax losses arising from accelerated deductions, recoverable asset tax (AT), and deductions related to investments in fixed assets, deferred charges and expenses.  The IETU rate is 16.5% for 2008, 17% for 2009, and 17.5% for 2010 and thereafter.

Accordingly, beginning in 2008, companies will be required to pay the greater of IETU or IT.  If, IETU results, the payment will be considered final and not subject to recovery in subsequent years (with certain exceptions).

At December 31, 2007, the Company has evaluated according to Financial Reporting Standards Interpretation (INIF-8 “Efectos del Impuesto Empresarial a Tasa Unica”) and after the evaluation, the Company estimated that the tax payable in future years will be IT.  Deferred tax effects as of December 31, 2007 have been recorded on the IT basis using a tax rate of 28%.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The TA law establishes a 1.8% tax on assets adjusted for inflation in the case of inventory, property, systems and equipment and deducted from certain liabilities. TA levied in excess of IT for the year can be recovered in the succeeding ten years, updated for inflation, provided that in any of such years IT exceeds TA.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Effective January 1, 2002 a new Income Tax Law was enacted, which provided for a 1% annual reduction in the income tax rate beginning in 2003, so that the income tax rate would have been 32% in 2005. In December 2004 the Mexican Congress approved changes to the Income Tax Law where the tax rate for 2005 was further reduced to 30%. Also, for years 2006 and 2007 the tax rates will decrease to 29% and 28%, respectively. Consequently, the deferred income taxes were calculated assuming a 28% tax rate.

For the six months ended June 30, 2008 and 2007 (unaudited), deferred IT amounted to an expense of Ps. 76,787 and Ps. 64,310, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2007 are presented below:

	December 31,
	2007
Deferred tax assets:

Net operating loss carryforwards	Ps.	968,090

Allowance for doubtful accounts		361,402

Accrued liabilities		479,781

Recoverable AT		418,851

Premium on bond issuance		10,179

Fair value of derivative instruments		17,090

Total gross deferred tax assets		2,255,393

Less valuation allowance		877,001

Net deferred tax assets		1,378,392

Deferred tax liabilities:

Property, systems and equipment		63,486

Telephone concession rights		171,848

Intangible and other assets		206,969

Total gross deferred tax liabilities		442,303

Net deferred tax asset	Ps.	936,089

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the net operating loss carryforwards in various dates as disclosed below.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at June 30, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. As of June 30, 2008 and December 31, 2007, a valuation allowance was primarily established for the deferred tax assets related to TA, tax loss carryforwards of the Company’s subsidiaries and allowance for doubtful accounts.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

According to the IT law, the tax loss of a year, restated by inflation, may be carried to the succeeding ten years.  The tax losses have no effect on ESPS.  As of June 30, 2008, the tax loss carryforwards and recoverable TA expire as follows:

Year		Inflation adjusted tax loss carryforwards	Recoverable TA

2008	Ps.	851,000	-

2009		473,219	-

2010		374,036	-

2011		149,786	71,431

2012		396,933	51,477

2013		463,776	78,534

2014		94,607	73,991

2015		8,913	31,945

2016		40,073	31,934

2017		4,326	75,977

2018		9,225	-
	Ps.	2,865,894	415,289

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(12)	Stockholders’ equity

The principal characteristics of stockholders’ equity are described below:

(a)	Common stock structure

At June 30, 2008 and December 31, 2007, the Company has 8,769,353,223 shares issued and outstanding.  Company’s shares are divided in two Series: Series A and B; both Series have two type of classes, Class “I” and Class “II”, with no par value.  From the total shares, 96,636,627 shares are Series A and 8,672,716,596 shares are Series B. At June 30, 2008 the Company has only issued Class “I” shares.  Also, at June 30, 2008 all shares issued are part of the fixed portion.

On August 31, 2007, the stockholders’ approved a three-for-one stock split (the split). The split became effective on October 8, 2007.  The proportional equity interest participation of existing stockholders did not change as a result of the split.  For comparison purposes, the number of shares is presented adjusted for the effects of the split.  Following table shows the effects of the split:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

	Number of Shares before the Split	Number of Shares after the Split

Series A Shares	32,212,209	96,636,627

Series B Shares	2,890,905,532	8,672,716,596

Total of Shares	2,923,117,741	8,769,353,223

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The percentages of shares holding did not change as a result of the split. For comparability the number of shares has been adjusted for the split in all periods presented.

The following represents a rollforward of Company’s shares for the years ended December 31, 2007, 2006 and 2005, after considering the effects of the split:

	Issued and subscribed shares		Common stock	Additional paid-in capital

Balances as of December 31, 2004	7,601,120,598	Ps.	7,925,950	156,827

Shares issued and subscribed	921,690,000		751,832	400,108

Balances as of December 31, 2005	8,522,810,598		8,677,782	556,935
Issuance costs	-		-	(9,804)

Balances as of December 31, 2006	8,522,810,598		8,677,782	547,131
Shares issued and subscribed	246,542,625		192,280	194,540
Balances as of December 31, 2007	8,769,353,223	Ps.	8,870,062	741,671

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

As of June 30, 2008, the common stock of the Company is Ps. 6,625,536 (nominal value), represented by 96,636,627 common shares, with no nominal value, Class “I”, “A” Series, subscribed and paid, and 8,672,716,596 common shares, with no nominal value, Class “I”, “B” Series, subscribed and paid.

In relation to our acquisition of Avantel also included a Series B Shares Subscription Agreement (‘‘Subscription Agreement’’) with Tel Holding, an indirect subsidiary of Citigroup, Inc., for an amount equivalent to up to 10% of Axtel’s common stock. To give effect to the above, we obtained stockholder approval (i) to increase our capital by issuing Series B Shares in a number that was sufficient for Tel Holding to subscribe and pay for Series B Shares (in the form of CPO’s) representing up to a 10% equity participation in Axtel; and (ii) for the subscription and payment of the Series B Shares that represented the shares subscribed for by Tel Holding and any shares subscribed for by stockholders that elected to subscribe and pay for additional Series B Shares in exercise of their preferential right granted by the Mexican General Corporation Law.

On December 22, 2006 pursuant to the Subscription Agreement, we received a notice from Tel Holding confirming that it acquired 533,976,744 Series B Shares (represented by 76,282,392 CPOs) from the Mexican Stock Exchange (Bolsa Mexicana de Valores, or ‘‘BMV’’) and confirming its intention to subscribe and pay for 246,453,963 new Series B Shares (represented by 35,207,709 CPOs). The new Series B Shares were subscribed and paid for, which we refer to herein as the ‘‘Equity Subscription,’’ by Tel Holding through the CPOs Trust on January 4, 2007. Tel Holding may not, subject to certain exceptions, transfer CPOs purchased in the Equity Subscription until January 3, 2008.  The price per share acquired by Tel Holding amounted to Ps. 4.56 per share (nominal value), which was the market value at the date of the subscription.

At an ordinary meeting held on April 23, 2008 the stockholders agreed, among others: (i) a shares buy-back program for up to Ps. 440 million, and (ii) to reduce the caption “Restatement of capital stock” on Ps 1,307,987 to reclassify the absorption of accumulated deficit of prior years.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(b)	Stockholders’ equity restrictions

Stockholders´ contributions, restated as provided for in the tax law, totaling Ps. 7,122,774 may be refunded to stockholders tax-free.

No dividends may be paid while the Company has a deficit. Some of the debt agreements disclosed in note 9 establish limitations on dividend payment.

(13)	Commitments and contingencies

As of June 30, 2008, there are the following commitments and contingencies:

(a)
On January 24, 2001 a contract was signed with Global Towers Communications Mexico, S. de R.L. de C.V. (Formerly Spectrasite Communications Mexico, S. de R.L. de C.V.) expiring on January 24, 2004, to provide the Company with services to locate, construct, set up and sell sites within the Mexican territory. As part of the operation, the Company agreed to build 650 sites, subject to approval and acceptance by Global Towers Communications Mexico, S. de R.L. de C.V. (Global Towers) and, in turn, sell or lease them under an operating lease plan.

On January 24, 2001, the Company received 13 million dollars from Global Towers to secure the acquisition of the 650 sites at 20,000 dollars per site. These funds are not subject to restriction per the contract for use and destination. However, the contract provides for the payment of interest at a Prime rate in favor of Global Towers on the amount corresponding to the number of sites that as of June 24, 2004 had not been sold or leased in accordance with the terms of the contract. The Company has recognized a liability to cover such interest for Ps. 74,172, included within the other accounts payable in the balance sheet as of June 30, 2008.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

During 2002, Global Towers filed an Ordinary Mercantile Trial against the Company before the Thirtieth Civil Court of Mexico City, demanding the refund of the guarantee deposit mentioned above, plus interest and trial-related expenses. The Company countersued Global Towers for unilateral rescission of the contract.

On April 1, 2008, the trial court ruled against us ordering Axtel to return the deposit and applicable interests. The Company appealed the trial court’s order before the Superior Court of Appeal and the resolution is pending.

(b)
On December 14, 2007, the Company subscribed an agreement with Metronet, S.A. de C.V., terminating the lawsuit that Metronet filed against the Company.  From this date there is neither a contingency nor a liability for this matter.

(c)
The Company is involved in a number of lawsuits and claims arising in the normal course of business. It is expected that the final outcome of these matters will not have significant adverse effects on the Company’s financial position and results of operations.

(d)
In compliance with commitments made in the acquisition of concession rights, the Company has granted surety bonds to the Federal Treasury and to the Ministry of Communication and Transportation of Ps. 1,262 and to other service providers amounting Ps. 270,660.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(e)
The concessions granted by the Ministry of Communications and Transportation (SCT), mentioned in note 2, establish certain obligations of the Company, including, but not limited to: (i) filing annual reports with the SCT, including identifying main stockholders of the Company, (ii) reporting any increase in common stock, (iii) providing continuous services with certain technical specifications, (iv) filing monthly reports about disruptions, (v) filing the services’ tariff, and (vi) providing a bond.

(f)
In September and November 2005, Avantel Infraestructura filed before the Federal Court of Tax and Administrative Justice a lawsuit claiming the lack of answer to a petition previously filed by Avantel Infraestructura requesting confirmation of a criterion. This petition was based on the fact that Avantel is not obligated to pay for some governmental services established under article 232, fraction I, of the Federal Rights Law, with respect to the use of exclusive economic geographic zone in Mexico related to certain landing points in “Playa Niño”, region 86, Benito Juarez Itancah Tulum, Carrillo Puerto, and Quintana Roo. The file was turned for study and resolution to the 5th Metropolitan Regional Court of the Federal Court of Tax and Administrative Justice, which is still pending to be admitted.

(g)
The Company leases some equipment and facilities under operating leases.  Some of these leases have renewal clauses.  Lease expense for the six-month periods ended June 30, 2008 and June 30, 2007 was Ps. 196,983 and Ps. 248,830, respectively.

The annual payments under the committed leases as of June 30, 2008 are approximately as follows:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		Contracts in:
		Pesos (thousands)	U.S. Dollars (thousands)

June 2009	Ps.	145,565	8,613
June 2010		124,754	7,737
June 2011		92,113	6,138
June 2012		77,431	5,136
June 2013		56,229	4,999
Thereafter		317,992	12,274
	Ps.	814,084	44,897

(h)	As of June 30, 2008, the Company has placed purchase orders, which are pending delivery from suppliers for approximately Ps. 1,863,383.

(i)
In connection to one of the contracts that Avantel signed with Telmex on October 2006, Avantel should issue a letter of credit in case of change of control in Avantel, situation that occurred during the month of December 2006, at the moment that Axtel acquired the shares from Tel Holding and Banamex.  The amount of this instrument is U.S. $34 million. Axtel is a guarantor of this instrument.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(14)	Subsequent events

a)
Regarding the legal dispute against Global Towers Communications Mexico S. de R.L. de C.V. mentioned in note 13(a), on August 4, 2008, the Superior Court of Appeal ruled in favor of the Company releasing and discharging it from any liability whatsoever under the contract signed with Global Towers and ordering the latter to pay the Company for any damages caused to the Company as a results of the non-compliance by Global Towers to perform its obligation under said contract. Global Towers will have 15 days during which it may file a Constitutional Trial (Juicio de Amparo) against the resolution of the Superior Court of Appeal.  Based upon the later, no economic impact has been recorded in the consolidated financial statements.

b)
In a general ordinary meeting held on July 15, 2008, the stockholders approved the merger of Impulsora e Inmobiliaria Regional, S.A. de C.V., Adequip, S.A. de C.V., Avantel Equipos, S.A. de C.V., Avantel Recursos, S.A. de C.V., Avantel Servicios, S.A. de C.V. and Avantel Telecomunicaciones, S.A. de C.V. (as the mergers companies) into Servicios Axtel, S. A. de C. V. (as the merging company).  The merger will become effective among the parties and in relation with third parties on August 1, 2008 and don’t have any impact in the operation or the consolidated figures of the Company.

c)
During July 2008 the Company started using its CPO buy-back program. The amount that the Company has repurchased is Ps 80,318 as of August 7, 2008. As of the same date, the Company has repurchased 5,371,500 CPO’s. The amount invest in companies CPO buy back program and the timing of these purchases is determined by Senior Management based on AXTELCPO pricing, broad market conditions and company’s internal liquidity needs, among others. Guidelines for operating the program were approved by the company’s Board of Directors on May 6, 2008, based on a maximum repurchase amount of Ps 440 million approved at an annual shareholder’s meeting held on April 23, 2008. The Company has no additional obligation to invest any of this maximum authorized amount.

(15)	Differences between Mexican and United States accounting principles

The condensed consolidated financial statements of the Company are prepared according to Financial Reporting Standards in Mexico (Mexican GAAP), which differ in certain significant respects from those, applicable in the United States of America (U.S. GAAP).

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Until December 31, 2007, the consolidated financial statements under Mexican GAAP included the effects of inflation provided for by NIF B-10, whereas the financial statements prepared under U.S. GAAP are presented on a historical cost basis. The following reconciliation does not eliminate the inflation adjustments for Mexican GAAP for 2007, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States of America.

The main differences between Mexican GAAP and U.S. GAAP and their effect on consolidated net income for the three-month and the six-month periods ended June 30, 2008 and 2007, and on stockholders’ equity as of June 30, 2008 and December 31, 2007 are presented below, with an explanation of the adjustments.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Net income reported under Mexican GAAP	$239,864	173,580	327,842	158,861
Approximated U.S. GAAP adjustments
1. Deferred income taxes (see 15a)	(9,433)	12,001	(17,234)	21,553
2. Amortization of start-up costs (see 15c)	11,933	11,880	23,866	23,738
3. Start-up costs of the period (see 15c)	-	-	-	(17)
4. Revenue recognition (see 15b)	11,838	(11,793)	18,906	(15,013)
5. Allowance for post retirement benefits (see 15d)	-	(193)	-	163
6. Depreciation and amortization (see 15e)	2,331	(33,944)	5,011	(67,889)
7. Capitalized interest (see 15e)	7,595	(8,812)	13,766	(17,953)
Total approximate U.S. GAAP adjustments	24,264	(30,861)	44,315	(55,418)
Approximate net income under U.S. GAAP	$264,128	142,719	372,157	103,443

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		(Unaudited) June 30,	December 31,
		2008	2007

Total stockholders’ equity reported under Mexican GAAP	Ps.	9,056,182	8,750,346

U.S. GAAP adjustments
1. Deferred income taxes (see 15a)		814,791	832,023
2. Start-up costs (see 15c)		(88,031)	(111,897)
3. Revenue recognition (see 15b)		(141,027)	(159,933)
4. Allowance for post retirement benefits (see 15d)		1,793	1,793
5. Capitalized interest (see 15e)		19,404	5,639
6. SAB 108 adjustment (see 15f)		109,874	109,874
7. Depreciation and amortization expense (see 15e)		(166,141)	(171,151)
Total approximate U.S. GAAP adjustments		550,663	506,348
Total stockholders’ equity under U.S. GAAP	Ps.	9,606,845	9,256,694

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The term “SFAS” as used in this document refers to Statement of Financial Accounting Standards.

a)	Deferred income taxes (IT)

For U.S. GAAP purposes, the Company accounts for IT and ESPS under SFAS 109 “Accounting for Income Taxes,” which uses the asset and liability method to account for deferred tax assets and liabilities.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of “temporary differences,” by applying the enacted statutory tax rates applicable to future years to the differences between the book amounts of the financial statements and the tax bases of existing assets and liabilities and the tax loss carryforwards.  The amount of deferred income taxes charged or credited to the operations in each period, for U.S. GAAP purposes, is based on the difference between the beginning and ending balances of the deferred tax assets and liabilities for each period, expressed in nominal pesos.  The deferred tax effect of a change in the tax rate is recognized in the results of operations of the period in which the change is enacted.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 2007 for U.S. GAAP are presented below:

		December 31, 2007

Deferred tax assets:
Net operating loss carryforwards	Ps.	968,090
Allowance for doubtful accounts		126,117
Accrued liabilities		412,699
Fair value of derivative instruments		17,090
Premium on bond issuance		10,179
Recoverable AT		418,851

Total gross deferred tax assets		1,953,026

Less valuation allowance		530,355

Net deferred tax assets		1,422,671

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Deferred tax liabilities:
Property, systems and equipment		410,067
Telephone concession rights		171,848

Total deferred tax liabilities		581,915

Net deferred tax asset (liability) under U.S. GAAP		840,756
Effects from Avantel acquisition		927,356
Less net deferred tax assets recognized under Mexican GAAP		936,089

U.S. GAAP adjustment to stockholders’ equity	Ps.	832,023

Under US GAAP and as of December 31, 2007, a current deferred tax asset and a long-term deferred tax asset has been recorded amounting to Ps. 541,150 and Ps. 299,606, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon of future taxable income during periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2007.  The amount of the deferred tax asset considered realizable, could change if estimates of future taxable income during the carryforward period are changed.

During 2007, the Company made a release of the valuation allowance previously recognized at the Avantel acquisition date in the amount of Ps. 1,219,967.  In accordance with SFAS 109, the subsequently recognized tax

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

benefit in the reduction of the valuation allowance after the acquisition date was allocated to reduce the intangibles related to that acquisition amounting to Ps. 765,036, less deferred tax effects of Ps. 214,210.  The remaining portion amounting to Ps. 669,141 was recorded as a reduction of the income tax expense.

The Company adopted the provisions of FIN 48 on January 1, 2007, and there was no material effect on the consolidated financial statements.  As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the 12-month period ended December 31, 2007, the Company did not have any material unrecognized tax benefits and thus, no interest and penalties related to unrecognized tax benefits were recognized.  The Company did not record interest and penalties related to unrecognized tax benefits in the consolidated statements of operations.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file standalone income tax returns in Mexico only.  With a few exceptions, the Mexican income tax returns of the Company and its subsidiaries are open to examination by the relevant local tax authorities for the tax years beginning in 2002.

b)	Revenue recognition

On December 17, 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). This bulletin summarizes the point of view of the SEC in the recognition of revenues in the financial statements according to U.S. GAAP.  The SEC concluded that only when all the following conditions are met is revenue recognition appropriate:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

a)       there is persuasive evidence of an agreement;

b)       the delivery was made or the services rendered;

c)       the sales price to the purchaser is fixed or determinable; and

d)       collection is reasonable assured.

SAB 104, specifically in Topic 13A, Question 5, discusses the situation of recognizing as revenue certain non-refundable cash items. SAB 104 provides that the seller should not recognize non-refundable charges generated in certain transactions when there is continuous involvement by the vendor.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

One of the examples provided by SAB 104 is activation revenues from telecommunication services.  The SAB concludes that unless the charge for the activation service is an exchange for products delivered or services rendered that represent the culmination of a separate revenue-generating process, the deferral method of revenue is appropriate.

Based on the provisions and interpretations of SAB 104, for purposes of the U.S. GAAP reconciliation, the Company has deferred the activation revenues over a three-year period starting in the month such charge is originated. This period is determinated based upon the Company’s experienced average customer’s life. The net effect of the deferral and amortization is presented in the U.S. GAAP reconciliation.

c)	Start-up costs

In April 1998, the AICPA issued Statement of Position 98-5, “Report of Start-up Costs” (SOP 98-5), which requires start-up costs, including organization costs, to be expensed as incurred.  SOP 98-5 is effective, except for certain investment companies, for fiscal years beginning after December 15, 1998.  Under Mexican GAAP, these costs were recognized when incurred as a deferred asset and amortized over a period of 10 years. The Company has reversed the amortization of Ps. 23,866 and Ps. 23,738 for the six months ended June 30, 2008 and 2007 as shown in the U.S. GAAP reconciliation, and has reduced stockholders’ equity by Ps. 88,031 and Ps. 111,897 to write off the unamortized balance at June 30, 2008 and December 31, 2007.  For U.S. GAAP purposes during the six months ended June 30, 2007 the Company reversed Ps. 17, of capitalized amortization costs.

d)	Allowance for post retirement benefits

For the years ended December 31, 2004 and before, under Mexican GAAP (Bulletin D-3), severance payments were recognized in earnings in the period in which they were paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

new Bulletin D-3 (see note 3) replaces the issue of unforeseen payments with the one relating to “Payments Upon Terminations of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112 and SFAS 158, which requires recognition of certain benefits, including severance, over an employee's service life. For the six months ended June 30, 2007 the Company recorded an increase in net income of Ps. 163, as allowed under Mexican GAAP. The US GAAP liability amounts to Ps. 38,764 and Ps. 44,608 as of June 30, 2008 and December 31, 2007, respectively.

Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of December 31, 2007 and 2006 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation on a plan-by-plan basis.  The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.  The incremental effect of applying SFAS 158 on the Company’s financial position as of December 31, 2007 for items not yet recognized as a component of net periodic costs that were recognized in accumulated other comprehensive income was as follows:

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Severance, seniority premiums and other post retirements benefits long term portion	Ps.	47,257	(2,649)	44,608

Deferred income taxes assets (non-current)		(13,232)	742	(12,490)

Total liabilities	Ps.	34,025	(1,907)	32,118

e)	Capitalized interest

Under Mexican GAAP, the Company capitalizes interest on property, systems and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that result from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets.

The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP, derived from borrowings denominated in foreign currency.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

f)	Staff Accounting Bulletin 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the “rollover” or income statement method and the “iron curtain” or balance sheet method. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach (“dual method”) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to apply its provisions initially by either (i) restating prior financial statements as if the provisions had always been applied or (ii) recording the cumulative effect of initially applying SAB 108 as adjustments to the carrying value of assets and liabilities as of the beginning of 2006 with an offsetting adjustment recorded to the opening balance of stockholders’ equity. Upon adoption of SAB 108, we recorded a one-time cumulative effect adjustment to increase the beginning-of-year balance of stockholders’ equity of Ps. 109,874 million for prior year misstatements that previously had been considered immaterial. The Company believes its prior period assessments of uncorrected misstatements and the conclusions reached regarding its quantitative and qualitative assessments of materiality of such items, both individually and in the aggregate, were appropriate. In accordance with SAB 108, the Company has adjusted its opening stockholders’ equity for 2006 for the items described below:

Capitalized Interest:   The Company adjusted its beginning stockholders’ equity for 2006 related to recording interest capitalized taken directly to interest expense rather than being shown as an increase in property, systems and equipment.  It was determined that the Company had improperly excluded approximately Ps. 186,954 which should have been shown as an increase in property, systems and equipment.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Capitalized Costs:   The Company adjusted its beginning stockholders’ equity for 2006 related to historical capitalization of certain costs considered immaterial under the previously established policy of capitalizing costs. It was determined that the Company had improperly recorded an increase in property systems and equipment for Ps. (77,078).

The cumulative effects of the items noted above for 2006 beginning balances are presented below:

Description		Property, systems and equipment	Deferred taxes	Stockholders’ equity

Property, systems and equipment	Ps.	164,036	-	164,036

Deferred taxes		-	(54,162)	(54,162)

Total	Ps.	164,036	(54,162)	109,874

g)	Guaranteed debt

On December 16, 2003, the Company completed an offering of senior unsecured notes, for a value of U.S. 175 million maturing on December 15, 2013. In addition, during January 2005, the Company re-opened its bond issuance program, issuing U.S. 75 million under the current indenture. Interest on the notes are payable semiannually at annual rate of 11%, beginning on June 15, 2004.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Each of the Company’s consolidated subsidiaries described in note 3, are guaranteeing the notes with unconditional guaranties that are unsecured.  Each of the subsidiaries guarantors are 100% owned by Axtel, S.A.B. de C.V.  All guarantees are full and unconditional and are joint and several.

AXTEL is eligible, under Adopting Release (nos. 33-7878 and 34-43124), for presenting the condensed consolidating financial information of its subsidiaries in accordance with Rule 3-10 (f) of Regulation S-X.

This note reflects the fact that all the subsidiaries of Axtel currently guarantee Axtel’s  11% senior notes due 2013 and 7 5/8% senior notes due 2017. In 2006, there were only three subsidiaries that were providing guarantees to the Company’s senior notes previously described. Note 15(g) in the Form 6-K incorrectly stated that Axtel’s 11% senior notes due 2013 were guaranteed by only three subsidiaries of Axtel.

For the purpose of the accompanying condensed consolidating balance sheets, income statements and changes in financial position under Mexican GAAP, the first column “AXTEL” corresponds to the parent company issuer.  The second column, “Combined Guarantors”, represents the combined amounts of all subsidiaries, after adjustments and eliminations relating to their combination.  The third column “Adjustments and Eliminations”, includes all amounts resulting from the consolidation of AXTEL and the guarantors subsidiaries. The fourth column, “AXTEL Consolidated”, represents the Company’s consolidated amounts as reported in the audited consolidated financial statements.  Additionally, all amounts presented under the line item “Investments in subsidiaries” for both the balance sheet and the income statement are accounted for by the equity method.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:

(Unaudited)					Adjustments
As of June 30, 2008		Axtel		Combined Guarantors	and Eliminations	Axtel Consolidated

Current assets	Ps.	2,319,854		2,193,792	(1,207,590)	3,306,056

Property, systems and equipment, net		13,695,431		549,650	-	14,245,081

Concession rights, pre-operating expenses and deferred taxes		928,375		1,009,724	(29,101)	1,908,998

Investment in subsidiaries		1,687,902		16,249	(1,687,902)	16,249

Other non-current assets and long-term receivable		275,300		67,539	-	342,839

Total assets	Ps.	18,906,862		3,836,954	(2,924,593)	19,819,223

Current liabilities	Ps.	2,790,568		1,893,751	(1,207,590)	3,476,729

Long-term debt		7,049,500		-	-	7,049,500

Other non-current liabilities		10,612		230,044	(3,844)	236,812
		9	31
Total liabilities		9,850,680		2,123,795	(1,211,434)	10,763,041
				89
Total stockholders equity		9,056,182		1,713,159	(1,713,159)	9,056,182
						19
Total liabilities and stockholders equity	Ps.	18,906,862		3,836,954	(2,924,593)	19,819,223

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

				Adjustments
As of December 31, 2007		Axtel	Combined Guarantors	and Eliminations	Axtel Consolidated

Current assets	Ps.	2,621,784	2,131,002	(1,029,866)	3,722,920

Property, systems and equipment, net		12,759,605	920,717	(451)	13,679,871

Concession rights, pre-operating expenses and deferred taxes		1,065,811	1,145,808	(91,249)	2,120,370

Investment in subsidiaries		1,279,191	15,249	(1,279,191)	15,249

Other non-current assets and long-term receivable		228,231	64,036	-	292,267

Total assets	Ps.	17,954,622	4,276,812	(2,400,757)	19,830,677

Current liabilities	Ps.	2,062,722	2,295,565	(1,029,866)	3,328,421

Long-term debt		7,069,771	415,184	-	7,484,955

Other non-current liabilities		71,783	260,740	(65,568)	266,955

Total liabilities		9,204,276	2,971,489	(1,095,434)	11,080,331

Total stockholders equity		8,750,346	1,305,323	(1,305,323)	8,750,346

Total liabilities and stockholders’ equity	Ps.	17,954,622	4,276,812	(2,400,757)	19,830,677

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Condensed consolidated income statements:

(Unaudited)
For the three-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	2,027,697	2,229,359	(1,323,828)	2,933,228

Costs of revenues and services		(654,328)	(768,454)	418,815	(1,003,967)

Selling and administrative expenses		(742,105)	(1,091,660)	905,034	(928,731)

Depreciation and amortization		(692,632)	(31,407)	386	(723,653)

Operating (loss) income		(61,368)	337,838	407	276,877

Other (expenses) income, net		(17,015)	6,459	(298)	(10,854)

Comprehensive financing result, net		66,577	(17,775)	274	49,076

Income tax		15,168	(91,079)	-	(75,911)

Investment in subsidiaries		236,502	676	(236,502)	676

Net income (loss)	Ps.	239,864	236,119	(236,119)	239,864

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Unaudited)
For the three-month period ended June 30, 2007		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	1,939,214	1,968,807	(792,043)	3,115,978

Costs of revenues and services		(464,449)	(1,029,633)	325,782	(1,168,300)

Selling and administrative expenses		(676,449)	(676,250)	466,261	(886,438)

Depreciation and amortization		(608,634)	(84,867)	-	(693,501)

Operating income		189,682	178,057	-	367,739

Comprehensive financing result, net		(94,351)	(39,987)	4,998	(129,340)

Other (expenses) income, net		(2,334)	15,989	(4,998)	8,657

Income tax		(26,459)	(47,744)	-	(74,203)

Investment in subsidiaries		107,042	727	(107,042)	727

Net income (loss)	Ps.	173,580	107,042	(107,042)	173,580

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,883,471	3,678,301	(1,781,179)	5,780,593

Costs of revenues and services		(1,114,478)	(1,593,428)	722,001	(1,985,905)

Selling and administrative expenses		(1,496,119)	(1,403,675)	1,059,197	(1,840,597)

Depreciation and amortization		(1,327,596)	(98,349)	429	(1,425,516)

Operating (loss) income		(54,722)	582,849	448	528,575

Comprehensive financing result, net		(21,882)	(39,432)	550	(60,764)

Other (expenses) income, net		(26,063)	6,724	(571)	(19,910)

Income tax		22,246	(143,305)	-	(121,059)

Investment in subsidiaries		408,263	1,000	(408,263)	1,000

Net income (loss)	Ps.	327,842	407,836	(407,836)	327,842

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Unaudited)
For the six-month period ended June 30, 2007		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Telephone services and related revenues	Ps.	3,801,573	3,805,337	(1,485,436)	6,121,474

Costs of revenues and services		(901,596)	(2,006,277)	614,571	(2,293,302)

Selling and administrative expenses		(1,266,225)	(1,436,898)	870,865	(1,832,258)

Depreciation and amortization		(1,270,577)	(142,191)	-	(1,412,768)

Operating income		363,175	219,971	-	583,146

Comprehensive financing result, net		(299,304)	(70,436)	7,046	(362,693)

Other (expenses) income, net		(6,219)	19,735	(7,046)	6,470

Income tax		(16,640)	(52,007)	-	(68,647)

Investment in subsidiaries		117,849	585	(117,849)	585

Net income (loss)	Ps.	158,861	(117,849)	(117,849)	158,861

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

      Condensed consolidating statements of cash flows:
(Unaudited)
For the six-month period ended June 30, 2008		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:

Net income (loss)	Ps.	327,842	407,836	(407,836)	327,842

Income tax:		(22,246)	143,305	-	121,059
Employee’s profit sharing		-	5,457	-	5,457

Issues related with investing activities		919,396	97,348	407,835	1,424,579

Issues related with financing activities		374,353	17,787	(993)	391,147

Subtotal		1,599,345	671,733	(994)	2,270,084

Cash flow from operating activities		314,966	(575,752)	(63,968)	(324,754)

Net cash flow from operating activities		1,914,311	95,981	(64,962)	1,945,330

Investing activities:

Acquisition and construction of property and equipment		(2,110,077)	286,656	-	(1,823,421)

(Increase) decrease in other non-current assets		(65,192)	(11,471)	64,517	(12,146)

Net cash flow from investing activities		(2,175,269)	275,185	64,517	(1,835,567)

Net cash to apply in (to be obtained from) financing activities		(260,958)	371,166	(445)	109,763

Financing activities:

Paid interest		(317,738)	(17,239)	(40,894)	(275,949)

Proceed from (payment of) loans, net		535,043	(534,271)	41,339	(57,811)

Change in the fair value of derivative instruments		(62,569)	-	-	(62,569)

Resources used in financing activities		154,736	(551,510)	445	(396,329)

Net (decrease) increase in cash		(106,222)	(180,344)	-	(286,566)

Adjustments to cash flow from changes in foreign exchange		(340,783)	36,884	-	(303,899)
Cash and equivalents at the beginning of the year		783,176	790,701	-	1,573,877
Cash and equivalents at the end of the year	Ps.	336,171	647,241	-	983,412

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Condensed consolidated statements of changes in financial position:

(Unaudited)
For the six-month period ended June 30, 2007		Axtel	Combined Guarantors	Adjustments and Eliminations	Axtel Consolidated

Operating activities:

Net income (loss)	Ps.	158,861	117,849	(117,849)	158,861

Charges (credits) to operations not requiring (providing) resources		1,169,368	189,276	117,849	1,476,493

Resources provided by (used in) operations		1,328,229	307,125	-	1,635,354

Net (investment in) financing from operations		(138,680)	(233,920)	(357)	(372,957)

Resources provided by (used in) operations, net		1,189,549	73,205	(357)	1,262,397

Financing activities:

Issuance of capital stock		192,280	-	-	192,280

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Additional paid-in capital		194,540	-	-	194,540

Loans payments, net		(410,402)	(12,702)	357	(422,747)
Others		107,489	-	-	107,489

Resources provided by (used in) financing activities		83,907	(12,702)	357	71,562

Investing activities:

Acquisition and construction of property, systems and equipment, net		(931,260)	(307,725)	-	(1,238,985)

Change in other assets		(160,760)	94,971	-	(65,789)

Resources (used in) provided by investing activities		(1,092,020)	(212,754)	-	(1,304,774)

Increase (decrease) in cash and equivalents		181,436	(152,251)	-	29,185

Cash and equivalents at the beginning of the period		912,799	309,346	-	1,222,145

Cash and equivalents at the end of the period	Ps.	1,094,235	157,095	-	1,251,330

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

The tables below present combined balance sheets as of June 30, 2008 and December 31, 2007, income statements for each of the three-month and the six-month periods ended June 30, 2008 and June 30, 2007, statement of cash flows for the six-month period ended June 30, 2008 and statement of changes in financial position of the six-month period ended June 30, 2007 for the Guarantors.  Such information presents in separate columns each individual Guarantor, combination adjustments and eliminations, and the combined guarantors.  All significant related parties’ balances and transactions between the Guarantors have been eliminated in the “Combined Guarantors” column.

The amounts presented in the column “Combined Guarantors” are readily comparable with the information of the Guarantors included in the condensed consolidating financial information.

Guarantors’ Combined Balance Sheets:

As of June 30, 2008
Assets		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	6,445	9	11,560	540,206	542	46	47	5,478	317	-	82,591	-	647,241

Accounts receivable		-	-	-	37,487	-	-	-	-	-	(601)	927,573	(299)	964,160

Related parties receivables		46,202	-	311,205	1,490,192	203,131	-	-	261,270	10,849	-	9,497	(1,978,328)	354,018

Inventories		-	-	-	34,679	-	-	-	-	-	-	-	-	34,679

Refundable taxes and other accounts receivable		3,655	1,206	29,912	18,859	3,701	-	2	3,779	433	-	253,785	(121,638)	193,694

Total current assets		56,302	1,215	352,677	2,,121,423	207,374	46	49	270,527	11,599	(601)	1,273,446	(2,100,265)	2,193,792

Investment in subsidiaries		-	-	-	24,944	-	-	-	-	-	-	16,249	(24,944)	16,249

Property, systems and equipment, net		-	7,873	-	381,528	32,950	-	-	-	-	665	126,634	-	549,650

Intangible assets		-	-	-	-	-	-	-	-	-	-	158,317	(34,316)	124,001

Deferred income taxes		3,060	-	42,044	657,756	-	-	-	-	-	-	186,299	(3,436)	885,723

Other non-current assets		336	123	5,944	41,771	-	-	-	3	-	-	19,362	-	67,539

Total assets	Ps.	59,698	9,211	400,665	3,227,422	240,324	46	49	270,530	11,599	64	1,780,307	(2,162,961)	3,836,954

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Liabilities and stockholders’ equity

Account payable and accrued liabilities	Ps.	1,440	-	89,537	109,916	-	-	-	758	-	8,080	340,352	(299)	549,784

Current portion of long debt		-	-	-	-	-	-	-	-	-	-	-	-	-

Taxes payable		23,758	-	108,728	87,414	27,871	-	-	579	5,774	-	-	(121,638)	132,486

Related parties payables		145	7,249	1	1,129,984	1	2	5	6,415	2,516	316	1,525,086	(1,978,328)	693,392

Other accounts payable		9,256	-	83,792	59,041	-	-	-	893	101	-	365,006	-	518,089

Total current liabilities		34,599	7,249	282,058	1,386,355	27,872	2	5	8,645	8,391	8,396	2,230,444	(2,100,365)	1,893,751

Long term debt		-	-	-	-	-	-	-	-	-	-	-	-	-

Deferred income tax		-	120	-	-	3,316	-	-	-	-	-	-	(3,436)	-

Other non-current liabilities		7,879	-	47,966	18,540	-	-	-	-	-	-	155,659	-	230,044

Total liabilities		42,478	7,369	330,024	1,404,895	31,188	2	5	8,645	8,391	8,396	2,386,103	(2,103,701)	2,123,795

Equity		14,211	1,618	8,790	1,503,944	213,826	44	44	260,352	3,850	(8,274)	(628,984)	(64,099)	1,305,323

Net income (loss)		3,009	224	61,851	318,583	(4,690)	-	-	1,532	(642)	(58)	23,188	4,839	407,836

Total stockholders equity		17,220	1,842	70,641	1,822,527	209,136	44	44	261,885	3,208	(8,332)	(605,796)	(59,260)	1,713,159

Total liabilities and stockholders’ equity	Ps.	59,698	9,211	400,665	3,227,422	240,324	46	49	270,530	11,599	64	1,780,307	(2,162,961)	3,836,954

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

As of December 31, 2007
Assets		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Cash and cash equivalents	Ps.	513	24	1,370	579,548	543	47	47	2,636	384	93	205,497	-	790,700

Accounts receivable		-	-	-	137,590	-	-	-	-	-	-	765,283	-	902,874

Related parties receivables		42,882	-	271,742	1,275,450	186,080	-	-	261,270	13,822	1,241	36,816	(1,982,927)	106,377

Inventories		-	-	-	35,674	-	-	-	-	-	-	-	-	35,674

Refundable taxes and other accounts receivable		1,410	1,206	36,806	19,654	10,384	-	1	2,308	268	-	223,340	-	295,377

Total current assets		44,805	1,230	309,918	2,047,916	197,007	47	48	266,214	14,474	1,334	1,230,936	(1,982,927)	2,131,002

Investment in subsidiaries		-	-	-	1,158	-	-	-	-	-	-	15,249	(1,158)	15,249

Property, systems and equipment, net		-	8,158	-	192,683	53,154	-	-	-	-	746	665,976	-	920,717

Intangible assets		-	-	-	-	-	-	-	-	-	-	165,268	(35,297)	129,971

Deferred income taxes		3,172	-	50,416	755,496	-	-	-	-	-	-	211,925	(5,172)	1,015,837

Other non-current assets		403	123	404	42,231	-	-	-	-	-	-	20,875	-	64,036

Total assets	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214	14,474	2,080	2,310,229	(2,024,554)	4,276,812

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Liabilities and stockholders’ equity

Account payable and accrued liabilities	Ps.	729	-	98,504	136,967	52	-	-	-	-	-	10,136	450,477	-	696,865

Current portion of long debt		-	-	-	-	-	-	-	-		-	-	119,087	-	119,087

Taxes payable		22,602	14	116,005	53,275	31,218	-	-	2,575		7,995	-	18,012	-	251,696

Related parties payables		-	7,772	4	1,251,773	-	3	4	467		2,390	217	1,270,882	(1,982,927)	550,585

Other accounts payable		4,569	-	86,191	71,147	-	-	-	2,820		239	-	512,366	-	677,332

Total current liabilities		27,900	7,786	300,704	1,513,162	31,270	3	4	5,862		10,624	10,353	2,370,824	(1,982,927)	2,295,565

Long term debt		-	-	-	-	-	-	-	-		-	-	415,184	-	415,184

Deferred income tax		-	107	-	-	5,065	-	-	-		-	-	-	(5,172)	-

Other non-current liabilities		6,270	-	51,244	22,376	-	-	-	-		-	-	180,850	-	260,740

Total liabilities		34,170	7,893	351,948	1,535,538	36,335	3	4	5,862		10,624	10,353	2,966,858	(5,172)	2,971,489

Equity		13,415	1,476	40,998	737,578	214,810	49	49	160,247		(491)	(7,729)	(745,092)	64,386	479,696

Net income (loss)		795	142	(32,208)	766,368	(984)	(5)	(5)	100,105		4,341	(544)	88,463	(100,841)	825,627

Total stockholders equity		14,210	1,618	8,790	1,503,946	213,826	44	44	260,352		3,850	(8,273)	(656,629)	(36,455)	1,305,323

Total liabilities and stockholders’ equity	Ps.	48,380	9,511	360,738	3,039,484	250,161	47	48	266,214		14,474	2,080	2,310,229	(2,024,554)	4,276,812

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Guarantors’ Combined Income Statements:

(Unaudited) For the three-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	102,400	535	604,000	871,811	11,820	-	-	-	-	-	1,243,514	(604,721)	2,229,359

Cost of sales and services		-	-	-	(386,988)	-	-	-	-	-	-	(930,860)	549,394	(768,454)

Administrative expenses		(99,534)	-	(572,752)	(234,342)	(1)	-	-	(34)	(17)	(289)	(240,018)	55,327	(1,091,660)

Depreciation and amortization		-	(142)	(6)	(9,283)	(10,102)	-	-	-	-	(41)	(12,323)	490	(31,407)

Operating income (loss)		2,866	393	31,242	241,198	1,717	-	-	(34)	(17)	(330)	60,313	490	337,838

Other expenses, net		(390)	-	(2,147)	4,798	-	-	-	2,543	1	-	1,681	-	6,459

Comprehensive financing result, net		36	(274)	496	(6,664)	(7,057)	-	-	6	(1)	345	(4,662)	-	(17,775)

Income (loss) before income taxes		2,512	119	29,564	239,332	(5,340)	-	-	2,515	(17)	15	57,332	490	326,522

Income taxes		(789)	-	(3,736)	(71,760)	1,428	-	-	(596)	-	-	(15,626)	-	(91,079)

Equity in results of subsidiaries and associated company		-	-	-	21,249	-	-	-	-	-	-	676	(21,249)	676
Minority interest		-	-	-	-	-	-	-	-	-	-	(23,244)	23,244	-

Net income	Ps.	1,723	119	25,828	188,821	(3,912)	-	-	1,919	(17)	15	19,138	2,485	236,119

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Unaudited) For the three-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	65,914	532	490,181	742,274	12,107	-	-	29,669	6,507	38,125	1,450,489	(866,991)	1,968,807

Cost of sales and services		-	-	-	(382,078)	-	-	-	3,534	-	(38,087)	(1,050,786)	437,784	(1,029,633)

Administrative expenses		(64,620)	-	(481,287)	(244,400)	-	-	-	(29,964)	(6,257)	(176)	(280,044)	430,498	(676,250)

Depreciation and amortization		-	(108)	-	(7,389)	(19,988)	-	-	-	-	(36)	(58,345)	999	(84,867)

Operating income (loss)		1,294	424	8,894	108,407	(7,881)	-	-	3,239	250	(174)	61,314	2,290	178,057

Other expenses, net		(3,254)	-	(36,357)	7,242	-	-	-	35,804	2,938	-	10,907	(1,291)	15,989

Comprehensive financing result, net		19	(324)	306	(6,351)	(12,104)	-	-	1,793	9	(65)	(23,400)	-	(39,987)

(Loss) Income before income taxes		(1,924)	100	(27,157)	109,298	(19,985)	-	-	40,836	3,197	(109)	48,821	999	154,059

Income taxes		(668)	(21)	(1,576)	(34,215)	3,373	-	-	(78)	(440)	(150)	(13,969)	-	(47,744)

Equity in results of subsidiaries and associated company		-	-	-	44,669	-	-	-	-	-	-	727	(44,669)	727
Minority interest		-	-	-	-	-	-	-	-	-	-	(18,024)	18,024	-

Net (loss) income	Ps.	(2,609)	79	(28,733)	119,752	(16,612)	-	-	40,758	2,757	(259)	17,555	999	107,042

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Guarantors’ Combined Income Statements:
(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	198,000	1,071	1,200,000	1,540,418	23,640	-	-	-	-	1,128	2,477,806	(1,763,762)	3,678,301

Cost of sales and services		-	-	-	(681,070)	-	-	-	-	-	(1,129)	(1,840,562)	929,333	(1,593,428)

Administrative expenses		(192,461)	-	(1,116,041)	(448,033)	(1)	-	-	(429)	(639)	(457)	(480,043)	834,429	(1,403,675)
Depreciation and amortization		-	(286)	(6)	(17,578)	(20,205)	-	-	-	-	(82)	(61,173)	981	(98,349)

Operating income (loss)		5,539	785	83,953	393,737	3,434	-	-	(429)	(639)	(540)	96,028	981	582,849

Other expenses, net		(1,224)	-	(2,926)	7,485	95	-	-	2,547	1	-	746	-	6,724

Comprehensive financing result, net		21	(548)	576	(8,686)	(9,968)	-	-	10	(4)	482	(21,315)	-	(39,432)

Income (loss) before income taxes		4,336	237	81,603	392,536	(6,439)	-	-	2,128	(642)	(58)	75,459	981	550,141

Income taxes		(1,327)	(13)	(19,752)	(97,739)	1,749	-	-	(596)	-	-	(25,627)	-	(143,305)

Equity in results of subsidiaries and associated company		-	-	-	23,786	-	-	-	-	-	-	1,000	(23,786)	1,000
Minority interest		-	-	-	-	-	-	-	-	-	-	(27,644)	27,644	-

Net income	Ps.	3,009	224	61,851	318,583	(4,690)	-	-	1,532	(642)	(58)	23,188	4,839	407,836

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

(Unaudited) For the six-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S de R. L.	Adjustments and Eliminations	Combined Guarantors

Rental, service and other revenues	Ps.	112,733	1,064	824,228	1,550,359	24,440	-	-	225,691	24,240	78,481	2,789,808	(1,825,707)	3,805,337

Cost of sales and services		-	-	-	(735,309)	-	-	-	(1,826)	-	(78,524)	(2,053,554)	862,936	(2,006,277)

Administrative expenses		(110,603)	-	(816,076)	(616,718)	-	-	-	(221,968)	(22,947)	(353)	(614,226)	965,993	(1,436,898)

Depreciation and amortization		-	(217)	-	(14,490)	(30,276)	-	-	-	-	(72)	(98,135)	999	(142,191)

Operating income (loss)		2,130	847	8,152	183,842	(5,836)	-	-	1,897	1,293	(468)	23,893	4,221	219,971

Other expenses, net		(3245)	-	(35,951)	12,019	(3)	-	-	36,285	2,923	-	10,914	(3,222)	19,735

Comprehensive financing result, net		(147)	(535)	(17)	(15,274)	(5,109)	-	-	(814)	4	98	(48,641)	-	(70,435)

(Loss) Income before income taxes		(1,262)	312	(27,816)	180,587	(10,948)	-	-	37,368	4,235	(370)	(13,834)	999	169,271

Income taxes		(938)	(6)	(1,390)	(54,175)	843	-	-	892	(730)	(76)	3,573	-	(52,007)

Equity in results of subsidiaries and associated company		-	-	-	25,006	-	-	-	-	-	-	585	(25,006)	585

Minority interest		-	-	-	-	-	-	-	-	-	-	6,210	(6,210)	-

Net (loss) income	Ps.	(2,200)	306	(29,206)	151,418	(10,105)	-	-	38,260	3,505	(446)	(3,446)	(30,217)	117,849

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Guarantors’ Combined Statements of Cash flows:
(Unaudited) For the six-months period ended June 30, 2008		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:

Net income (loss)	Ps.	3,009	224	61,851	318,583	(4,690)	-	-	1,532	(624)	(58)	23,188	4,839	407,836

Income tax:		1,327	13	19,752	97,739	(1,749)	-	-	596	-	-	25,627	-	143,305

Employee’s profit sharing		1,088	-	4,369	-	-	-	-	-	-	-	-	-	5,457

Issues related whit investing activities		-	285	6	(6,207)	20,205	-	-	-	-	82	87,816	(4,839)	97,348

Issues related whit financing activities		55	548	139	552	-	-	-	2	4	14	16,522	(49)	17,787

Subtotal		5,479	1,070	86,117	410,667	13,766	-	-	2,130	(638)	38	153,153	(49)	671,733

Cash flows from operating activities		442	(1,085)	(69,644)	(263,050)	(23,735)	-	-	714	575	378	(225,203)	4,856	(575,752)

Net cash from operating activities		5,921	(15)	16,473	147,617	(9969)	-	-	2,844	(63)	416	(72,050)	4,807	95,981

Investing activities:

Acquisition and construction of property, system and equipment		-	-	6	(204,159)	-	-	-	-	-	-	490,821	-	286,656

(Increase) decrease in other noncurrent assets		66	-	(5,539)	(505)	-	-	-	-	-	-	(637)	(4,856)	(11,471)

Net cash flows from investing activities		66	-	(5,545)	(204,664)	(9,969)	-	-	-	-	-	490,184	(4,856)	275,185

Net cash to apply in (to be obtained from) financing activities		5,987	(15)	10,928	(57,047)	-	-	-	2,844	(63)	416	418,134	(49)	371,166

Financing activities:

Paid interest		(55)	-	(139)	(552)	-	-	-	(2)	(4)	(14)	(16,522)	49	(17,239)

Proceed from (payment of) loans, net		-	-	-	-	-	-	-	-	-	-	(534,271)	-	(534,271)

Resources provided by financing activities		(55)	-	(139)	(552)	-	-	-	(2)	(4)	(14)	(550,793)	49	(551,510)

Net increase (decrease) in cash		5,932	(15)	10,789	(57,599)	(9,969)	-	-	2,842	(867)	402	(132,659)	-	(180,344)

Adjustments to cash flow from changes in foreign exchange		-	-	(599)	18,257	9,968	-	-	-	-	(495)	9,753		36,884

Cash and equivalents at the beginning of the period		513	24	1,370	579,548	543	46	47	2,636	384	93	205,497	-	790,701

Cash and equivalents at the end of the period	Ps.	6,445	9	11,560	540,206	542	46	47	5,478	317	-	82,591	-	647,241

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Guarantors’ Combined Statements of Changes in Financial Position:

(Unaudited) For the six-months period ended June 30, 2007		Icosa	Inmobiliaria	Servicios	Avantel Infraestructura	Adequip	Avantel Equipos	Avantel Telecomunicaciones	Avantel Recursos	Avantel Servicios	Telecom Networks	Avantel, S. de R. L.	Adjustments and Eliminations	Combined Guarantors

Operating activities:

Net income (loss)	Ps.	(2,200)	306	(29,206)	151,418	(10,105)	-	-	36,260	3,505	(446)	(3,466)	(30,217)	117,849

Non-cash items		3,110	222	33,232	43,659	29,433	-	-	(36,308)	(2,205)	149	87,767	30,217	189,276

Resources provided by operations		910	528	4,026	195,077	19,328	-	-	1,952	1,300	(297)	84,301	-	307,125

Net investment in operations, net		(1,189)	(42)	(1,932)	(51,392)	(19,337)	-	-	(1,977)	(459)	158	(139,381)	(18,369)	(233,920)

Resources (used in) provided by operations, net		(279)	486	2,094	143,685	(9)	-	-	(25)	841	(139)	(55,080)	(18,369)	73,205

Financing activities:
Loans payments, net		-	(357)	-	(51,489)	-	-	-	-	-	-	20,775	18,369	(12,702)

Resources used in financing activities		-	(357)	-	(51,489)	-	-	-	-	-	-	20,775	18,369	(12,702)

Investing activities:

Property, system and equipment, net		-	-	-	(86,411)	-	-	-	-	-	-	(221,314)	-	(307,725)

Other assets		8	-	222	(21,325)	-	-	-	-	-	-	116,066	-	94,971

Resources provided by investing activities		8	-	222	(107,736)	-	-	-	-	-	-	(105,248)	-	(212,754)

(Decrease) increase in cash and equivalents		(271)	129	2,316	(15,540)	(9)	-	-	(25)	841	(139)	(139,553)	-	(152,251)

Cash and equivalents at the beginning of the period		483	8	4,563	67.092	1,623	49	49	60	(3,565)	395	238,589	-	309,346

Cash and equivalents at the end of the period	Ps.	212	137	6,879	51,552	1,614	49	49	35	(2,724)	256	99,036	-	157,095

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Guarantors – U.S. GAAP reconciliation of net income and stockholders’ equity:

As discussed at the beginning of this note 15, the following reconciliation to U.S. GAAP does not eliminate the inflation adjustments for Mexican GAAP, since they represent an integral measurement of the effects of the changes in the price levels in the Mexican economy and, as such, are considered a more meaningful presentation than the financial reports based on historic costs for book purposes for Mexico and the United States.

The main differences between Mexican GAAP and U.S. GAAP and their effect on combined guarantors’ net loss and stockholders´ equity for the three-month and the six-month periods ended June 30, 2008 and 2007 and on the stockholders’ equity as of June 30, 2008 and December 31, 2007 is presented below, with an explanation of the adjustments.

		(Unaudited)
		Three-months period ended June 30,
		2008	2007

Net income (loss) reported under Mexican GAAP	Ps.	236,119	107,043

U.S. GAAP adjustments
1. Deferred income taxes (A)		-	54
2. Allowance for post retirement benefits (B)		-	(200)
Total U.S. GAAP adjustments		-	(146)
Net income (loss) under U.S. GAAP	Ps.	236,119	106,897

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		(Unaudited)
		Six-months period ended June 30,
		2008	2007

Net income (loss) reported under Mexican GAAP	Ps.	407,836	117,848

U.S. GAAP adjustments
1. Deferred income taxes (A)		-	(45)
2. Allowance for post retirement benefits (B)		-	163
Total U.S. GAAP adjustments		-	118
Net income (loss) under U.S. GAAP	Ps.	407,836	117,966

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

		(Unaudited)
		June 30,	December 31,
		2008	2007

Total stockholders’ equity reported under Mexican GAAP	Ps.	1,713,159	1,305,323

U.S. GAAP adjustments
1. Deferred income taxes (A)		(502)	(502)
2. Allowance for post retirement benefits (B)		1,793	1,793
Total approximate U.S. GAAP adjustments		1,291	1,291
Total stockholders’ deficit under U.S. GAAP	Ps.	1,714,450	1,306,614

Guarantors-Notes to the U.S. GAAP reconciliation

A. Deferred income taxes

Deferred income taxes adjustment in the stockholders’ equity reconciliation to U.S. GAAP, as of June 30, 2008 and December 31, 2007, represented increases of Ps. (502) and Ps. (502), respectively, as shown in the U.S. GAAP reconciliation.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

B. Post retirement benefits

For the year ended December 31, 2005 and prior under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments were used by an entity as a substitution of pension benefits, in which case, they were considered as a pension plan. Starting January 1, 2005, the new Bulletin D-3 replaces the issue of unforeseen payments with the one relating to “Payments Upon Termination of the Labor Relationship” and establishes certain valuation and disclosure requirements for those payments for reasons other than restructuring, which are the same as those for pension and seniority premium payments. Under U.S. GAAP, post retirement benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the six-month period ended June 30, 2008 the Company recorded an increase in net income of Ps. 114. As of June 30, 2008 and December 31, 2007, the Company cancelled a deferred charge of Ps. 1,793 and Ps. 1,793, respectively, as allowed under Mexican GAAP. The US GAAP liability amounts to Ps. 43,553 and Ps. 44,608 as of June 30, 2008 and December 31, 2007, respectively.

(h) Recent Adopted Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 applies to all tax positions within the scope of FASB Statement No. 109, applies a “more likely than not” threshold for tax benefit recognition, identifies a defined methodology for measuring benefits and increases the disclosure requirements for companies. FIN 48 was adopted by the Company effective July 1, 2007.  See Deferred Income Taxes.

AXTEL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

(Thousands of Mexican pesos for 2008 figures without inflation effects and 2007 at the constant purchasing power as of  December 31, 2007)

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” for financial assets and financial liabilities. SFAS No. 157 does not require any new fair value measurements but provides a definition of fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. The Company expects to adopt SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on January 1, 2009. The adoption of SFAS No. 157 on financial assets and financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. The Company is currently assessing the impact that SFAS No. 157 is expected to have on its consolidated results of operations, financial position or cash flows for nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS 159 are effective as of the beginning of our 2008 fiscal year. The Company did not elect the fair value option for any financial assets or liabilties and, therefore, adoption of the provisions of SFAS No. 159 did not have a material effect on its consolidated financial statements.

(i) Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 161 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company as of January 1, 2009. The Company does not expect the adoption of SFAS No. 161 to have a material impact on its results of operations, financial condition or cash flows.